LANE CO. #5, INC.
2425 Post Road, Suite 205
Southport, CT 06890-1267

February 5, 2010

Via EDGAR
Tia Jenkins
U.S. Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	Lane Co. #5, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed December 23, 2009
File No. 000-51674

Dear Ms. Jenkins:

In response to your letter dated January 14, 2010 (the “January 14 Letter”), Lane Co. #5, Inc. (“Lane” or the “Company”), respectfully requests additional time to respond to the Staff's comment letter.  I had previously spoken with Mr. Raj Rajan, Senior Staff Accountant to request the extension.  He suggested that we provide the request in writing.

The parties to the letter of intent referenced in comment #1 are in the process of amending it to clarify that the non-refundable deposit was paid directly to the Company's sole stockholder, John D. Lane.  Due to travel schedules, the amendment has not been completed.

Accordingly, we respectfully request an extension of time to respond to the comment letter until February 12, 2010.  Please contact me if you have any further questions.  Thank you for your courtesies in this matter.

Sincerely,

LANE CO. #5, INC.

/s/ John D. Lane

John D. Lane
Chief Executive Officer